                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(MARK ONE)

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

[ ] TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from _____________ to _____________

                         COMMISSION FILE NUMBER: 1-14987

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      TOO, INC. SAVINGS AND RETIREMENT PLAN

B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                    TOO, INC.
                               8323 WALTON PARKWAY
                             NEW ALBANY, OHIO 43054

Too, Inc. Savings and Retirement Plan
Report on Audits of Financial Statements
As of and for the Years Ended December 31, 2003 and 2002 and Supplemental Schedule
As of December 31, 2003

                                    CONTENTS

Report of Independent Auditors................................      2

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits...............      3

Statements of Changes in Net Assets Available for Benefits....      4

Notes to Financial Statements.................................      5

SUPPLEMENTAL SCHEDULE

Schedule of Assets Held at End of Year........................     12

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
Too, Inc. and the
Plan Administrator of the Too, Inc.
Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Too, Inc. Savings and Retirement Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ary, Roepcke & Mulchaey, P.C.

Columbus, Ohio
June 18, 2004

TOO, INC. SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

                                             2003           2002
                                          -----------   -----------
ASSETS:

Investments                               $22,565,800   $18,021,740

Cash                                               37             -

Receivable for contributions:
     Employer                               1,980,665     2,325,396
     Participants                              65,390        62,843
                                          -----------   -----------

         Total contributions receivable     2,046,055     2,388,239
                                          -----------   -----------

Due from brokers                               51,565             -
                                          -----------   -----------

     Total assets                          24,663,457    20,409,979
                                          -----------   -----------

LIABILITIES:

Due to brokers                                    278             -
                                          -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS         $24,663,179   $20,409,979
                                          ===========   ===========

   The accompanying notes are an integral part of these financial statements.

TOO, INC. SAVINGS AND RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                  2003           2002
                                              ------------   ------------
ADDITIONS:

Investment income (loss):
     Net appreciation (depreciation) in
         fair value of investments            $  2,301,411   $ (1,748,937)
     Earnings from mutual funds                     45,355         73,220
     Dividends from common stock                    33,952         28,436
     Earnings from common collective trusts              -            653
                                              ------------   ------------
         Total investment income (loss)          2,380,718     (1,646,628)
                                              ------------   ------------

Contributions:
     Employer                                    2,679,374      2,896,298
     Participants                                1,350,775      1,151,282
     Rollovers                                      82,080        113,973
                                              ------------   ------------

         Total contributions                     4,112,229      4,161,553
                                              ------------   ------------

         Total additions                         6,492,947      2,514,925
                                              ------------   ------------

DEDUCTIONS:

     Distributions to participants               2,078,808      1,676,116
     Administrative expenses                       160,939         87,669
                                              ------------   ------------

         Total deductions                        2,239,747      1,763,785
                                              ------------   ------------

Net increase                                     4,253,200        751,140

Net assets available for benefits:

     Beginning of year                          20,409,979     19,658,839
                                              ------------   ------------

     End of year                              $ 24,663,179   $ 20,409,979
                                              ============   ============

   The accompanying notes are an integral part of these financial statements.

TOO, INC. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

(1)   DESCRIPTION OF THE PLAN

      GENERAL

      The Too, Inc. Savings and Retirement Plan (the "Plan") is a defined contribution plan covering substantially all employees of Too, Inc. (the "Employer", the "Company", or "Too"), who are at least 21 years of age and have completed a year of employment with 1,000 or more hours of service. Employees who are considered to be a highly compensated associate under the Internal Revenue code of 1986 (the "Code") and have met the eligibility requirements, described above, are eligible to receive the non-service and service related retirement contribution, but may not elect to make voluntary contributions.

      During 2002, the Plan was amended to among other things 1) change the vesting schedule as noted under vesting below, and 2) no longer give prior service credit after August 22, 2002, to participants who transfer directly from Limited Brands, Inc. and its affiliates, which were former affiliates of Too, Inc.

      The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

      CONTRIBUTIONS

      EMPLOYER CONTRIBUTIONS:

      The Company may provide a non-service related retirement contribution of 4% of annual compensation up to the Social Security wage base and 7% of annual compensation thereafter, and a service related retirement contribution of 1% of annual compensation for participants who have completed five or more years of vesting service as of the last day of the Plan year. Participants who complete 500 hours of service during the Plan year and are participants on the last day of the Plan year are eligible. The annual compensation of each participant taken into account under the Plan is limited to the maximum amount permitted under Section 401(a)(17) of the Code, which for the Plan years ended December 31, 2003 and 2002, was $200,000.

      The Company may also provide a matching contribution of 100% of the participant's voluntary contributions up to 3% of the participant's total annual compensation.

      PARTICIPANT'S VOLUNTARY CONTRIBUTIONS:

      A participant may elect to make a voluntary tax-deferred contribution of 1% to 12% of his or her annual compensation up to the maximum permitted under Section 402(g) of the Code adjusted annually ($12,000 at December 31, 2003). This voluntary tax-deferred contribution may be limited by
      Section 401(k) of the Code.

TOO, INC. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

      INVESTMENT OPTIONS

      The participants direct the investment of both their own and the Employer's contributions by utilizing various investment options offered by the Plan. The Plan currently offers five mutual funds, five insurance company pooled separate accounts, one common collective trust, an Employer's stock fund, and a common stock fund of a former affiliate to which no additional investments are allowed.

      PARTICIPANT ACCOUNTS

      Each participant's account is credited with the participant's and Employer's contributions and allocated investment earnings and administrative expenses. Allocations are based on the participant's account balances or earnings. The benefit to which a participant is entitled is equal to the vested balance in the participant's account.

      VESTING

      A participant is fully and immediately vested for voluntary and rollover contributions and is credited with a year of vesting service for Employer's contributions for each Plan year that they are credited with at least 500 hours of service.

      A summary of vesting percentages for Employer's retirement contributions is as follows:

Years of vested service          Percentage
-----------------------          ----------
Less than 3 years                   0%
3 years                            20
4 years                            40
5 years                            60
6 years                            80
7 years                           100

      A summary of vesting percentages for Employer's matching contributions after January 1, 2002 is as follows:

Years of vested service          Percentage
-----------------------          ----------
Less than 2 years                    0%
2 years                             20
3 years                             40
4 years                             60
5 years                             80
6 years                            100

      Employer's matching contributions prior to January 1, 2002, are vested at the same percentage as the Employer's retirement contributions.

TOO, INC. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

      PAYMENT OF BENEFITS

      The full value of participants' accounts becomes payable upon retirement, disability, or death. Upon termination of employment for any other reason, participants' accounts, to the extent vested, become payable. Those participants with vested account balances greater than $5,000 have the option of leaving their accounts invested in the Plan until age 65. All benefits will be paid as a lump-sum distribution. Those participants holding shares of Too common stock will have the option of receiving such amounts in whole shares of Too and cash for any fractional shares. Participants have the option of having their benefit paid directly to an eligible retirement plan specified by the participant.

      A participant who is fully vested in his or her account and who has participated in the Plan for at least seven years may obtain an in-service withdrawal from their account based on the percentage amounts designated by the Plan. A participant may also request a hardship distribution due to an immediate and heavy financial need based on the terms of the Plan.

      AMOUNTS ALLOCATED TO PARTICIPANTS WITHDRAWN FROM THE PLAN

      The vested portion of net assets available for benefits allocated to participants withdrawn from the plan was $51,938 and $38,558 as of December 31, 2003 and 2002, respectively.

      FORFEITURES

      Forfeitures are used to reduce the Employer's required contributions. Forfeitures of $680,430 and $248,397 were used to reduce Employer's contributions for the plan years ended December 31, 2003 and 2002, respectively.

      EXPENSES

      Expenses of the Plan are deducted from participants' accounts. Brokerage fees, transfer taxes, and other expenses incurred in connection with the investment of the Plans assets will be added to the cost of such investments or deducted from the proceeds thereof, as the case may be.

(2)   SUMMARY OF ACCOUNTING POLICIES

      BASIS OF PRESENTATION

      The accompanying financial statements have been prepared on the accrual basis of accounting, including investment valuation and income recognition.

TOO, INC. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

      ESTIMATES

      The Plan prepares its financial statements in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

      RISKS

      The Plan provides for the various investment options as described in Note
      1. Any investment is exposed to various risks, such as interest rate, market and credit. These risks could result in a material effect on participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

      INCOME RECOGNITION

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      INVESTMENT VALUATION

      Mutual funds are stated at fair value as determined by quoted market price, which represents the net asset value of shares held by the Plan at year-end. Common stocks are valued as determined by quoted market price. The common collective trusts are valued on a daily basis. The value of each unit is determined by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of units outstanding on the valuation date. Pooled separate account values are generally determined based on the market values of the securities included in the underlying funds.

      NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

      Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statements of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

      BENEFIT PAYMENTS

      Benefits are recorded when paid.

TOO, INC. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

(3)   INVESTMENTS

      During April of 2002, American Express Trust, former trustee, as instructed by the Employer, liquidated all of the investments of the Plan and transferred the assets to Principal Life Insurance Company who in turn reinvested the assets, based on participant investment direction. Except for the investments in pooled separate accounts under a group annuity contract with Principal Life Insurance Company, the Plan's investments are held at in directed custodial trusts with Delaware Charter Guarantee & Trust Company and Bankers Trust Company. The following table presents investments. Investments that represent 5 percent or more of the Plan's net assets are separately identified.

                                                         2003            2002
                                                      -----------     -----------
Investments at fair value as determined by:
     QUOTED MARKET PRICE
         Common stock:
             Too, Inc.                                $ 1,217,396     $ 1,538,302
             Limited Brands, Inc.                       1,381,075       1,263,562
                                                      -----------     -----------
                                                        2,598,471       2,801,864
                                                      -----------     -----------

         Mutual funds:
             T. Rowe Price Capital
                  Appreciation Fund                     1,954,754       1,392,218
             Other                                      2,467,848       1,231,038
                                                      -----------     -----------
                                                        4,422,602       2,623,256
                                                      -----------     -----------

                                                        7,021,073       5,425,120
                                                      -----------     -----------

     ESTIMATED FAIR VALUE
         Common collective trusts:
             Gartmore Trust Company Stable
                  Value Fund                            7,716,310       6,664,751
                                                      -----------     -----------

         Principal Life Insurance Company
         pooled separate accounts:
             Principal Partners Large-Cap Blend         4,821,552       4,365,747
             Principal Bond & Mortgage                  1,448,759         967,267
             Other                                      1,558,106         598,855
                                                      -----------     -----------
                                                        7,828,417       5,931,869
                                                      -----------     -----------

                                                       15,544,727      12,596,620
                                                      -----------     -----------

                  Total investments at fair value     $22,565,800     $18,021,740
                                                      ===========     ===========

TOO, INC. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

      INVESTMENTS (CONTINUED)

      The Plan's investments, (including investments bought, sold, and held during the year) appreciation (depreciation) in value for the periods ended December 31, 2003 and 2002, are set forth below:

                                                     2003             2002
                                                 -----------      -----------
Investments at fair value as determined by:
     QUOTED MARKET PRICE
         Common stock                            $   (81,693)     $  (273,521)
         Mutual funds                                906,296         (583,962)
                                                 -----------      -----------
                                                     824,603         (857,483)
                                                 -----------      -----------
     ESTIMATED FAIR VALUE
         Common collective trusts                    269,115           67,054
         Pooled separate accounts                  1,207,693         (958,508)
                                                 -----------      -----------
                                                   1,476,808         (891,454)
                                                 -----------      -----------

             Net appreciation (depreciation)
              in fair value                      $ 2,301,411      $(1,748,937)
                                                 ===========      ===========

(4)   TAX STATUS

      The Internal Revenue Service has determined and informed the Employer by a letter dated September 9, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(5)   PLAN ADMINISTRATION

      A Committee comprised of members appointed by the Board of Directors of the Employer administers the Plan.

(6)   PLAN TERMINATION

      Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time. The Company has the right at any time, by action of its Board of Directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.

(7)   PARTIES-IN-INTEREST

      Principal Life Insurance Company, under the group annuity contract, provides third party administrative services to the Plan for which the Plan is charged. In addition, Principal Life Insurance Company receives 1) 32 basis points annually of the value of the Plan's units held in the Principal Stable Value Fund, 2) a management fee based on the value of Plan assets invested in pooled separate accounts, and 3) a fee from certain investments in mutual funds.

TOO, INC. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

(8)   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

                                                      2003              2002
                                                  ------------      ------------
Net assets available for benefits per the
     financial statements                         $ 24,663,179      $ 20,409,979
Amounts allocated to withdrawing participants          (51,938)          (38,558)
                                                  ------------      ------------

Net assets available for benefits per
     Form 5500                                    $ 24,611,241      $ 20,371,421
                                                  ============      ============

      The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

Benefits paid to participants per the financial statements     $ 2,078,808
     Amounts allocated to withdrawing participants:
         At December 31, 2003                                       51,938
         At December 31, 2002                                      (38,558)
                                                               -----------

Benefits Paid to Participants Per Form 5500                    $ 2,092,188
                                                               ===========

      Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

TOO, INC. SAVINGS AND RETIREMENT PLAN
EIN #31-1333930  PLAN #001
SCHEDULE H LINE 4i
SUPPLEMENTAL SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2003

(a)              (b)                         (c)                 (d)          (e)
                                  Description of investment
                                   including maturity date,      (1)
         Identity of issue,           rate of interest,
        borrower, lessor, or     collateral, par or maturity                Current
           similar party                    value                Cost        Value
       ----------------------    ----------------------------    ----    ------------
 *     Too, Inc.                 Common stock - 72,121 shares            $  1,217,396

       Limited Brands, Inc.      Common stock - 76,599 shares               1,381,075

       T. Rowe Price Capital     Mutual fund - 111,700 shares               1,954,754
       Appreciation Fund

       American Funds New        Mutual fund - 37,132 shares                  903,425
       Perspective R3 Fund

       Vanguard Health Care      Mutual fund - 4,517 shares                   544,578
       Fund

       Fidelity Advisor          Mutual fund - 11,272 shares                  524,508
       Equity Growth Fund

       Vanguard Explorer Fund    Mutual fund - 7,424 shares                   487,146

       Northern Institutional    Mutual fund - 8,191 shares                     8,191
       Government Select

       Gartmore Trust            Common collective trust -                  7,716,310
       Principal Stable Value    540,296 units
       Fund

*     Represents a party-in-interest

(1) Cost information omitted - investment is part of individual account plan that participants or beneficiary directed with respect to assets allocated to his or her account.

          The accompanying notes are an integral part of this schedule.

TOO, INC. SAVINGS AND RETIREMENT PLAN
EIN #31-1333930  PLAN #001
SCHEDULE H LINE 4i
SUPPLEMENTAL SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2003

(a)               (b)                         (c)                (d)        (e)
                                  Description of investment
                                   including maturity date,      (1)
         Identity of issue,          rate of interest,
        borrower, lessor, or     collateral, par or maturity              Current
           similar party                    value                Cost      Value
       ----------------------    ---------------------------     ----    ---------
       Investments under
       Principal Life
       Insurance Flexible
       Investment Annuity
       Group Contract 4-48602

 *     Principal Partners         Pooled separate account -              4,821,552
       Large-Cap Blend            500,453 units
       Separate Account

 *     Principal Bond and         Pooled separate account -              1,448,759
       Mortgage Separate          2,116 units
       Account

 *     Principal Partners         Pooled separate account -                666,387
       Large-Cap Value            57,327 units
       Separate Account

 *     Principal Real Estate      Pooled separate account -                522,699
       Separate Account           1,261 units

 *     Principal Partners         Pooled separate account -
       Mid-Cap Growth             36,430 units                             369,020
       Separate Account

          The accompanying notes are an integral part of this schedule.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Too, Inc. has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Date: June 25, 2004

                                     TOO, INC. SAVINGS AND RETIREMENT PLAN
                                     (registrant)

                                     By /s/ WILLIAM E. MAY
                                     -------------------------------------------
                                     William E. May
                                     Executive Vice President
                                     Chief Operating Officer
                                     (Principal Financial Officer)
                                     Too, Inc.

                                  Exhibit Index

Exhibit No.
-----------
    23        Consent of Ary, Roepcke & Mulchaey, P.C.